UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940; and in connection with such notification of registration submits the following information:

Name: John Hancock Multi Asset Credit Fund

Address of Principal Business Office:

200 Berkeley Street

Boston, Massachusetts 02116

Telephone Number: 1-617-663-3000

Name and address of agent for service of process:

CHRISTOPHER SECHLER, ESQ.

200 Berkeley Street

Boston, Massachusetts 02116

With Copies of Notices and Communications to:

MARK P. GOSHKO, ESQ.

GEORGE J. ZORNADA, ESQ.

K&L Gates LLP

One Congress Street, Suite 2900

Boston, Massachusetts 02114-2053

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☐ NO ☒

Item 1.	Exact name of registrant.

John Hancock Multi Asset Credit Fund

Item 2.	Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

State of organization: Massachusetts

Date of organization: January 10, 2024

Item 3.	Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

The registrant is a Massachusetts business trust.

Item 4.	Classification of registrant (face-amount certificate company, unit investment trust, or management company).

The registrant is a management company.

Item 5.	If registrant is a management company:

(a)	state whether registrant is a “closed-end” company or an “open-end” company;

The registrant is a closed-end company.

(b)	state whether registrant is registering as a “diversified” company or a “non-diversified” company (read Instruction 4(i) carefully before replying).

The registrant is registering as a diversified company.

Item 6.	Name and address of each investment adviser of registrant.

John Hancock Investment Management LLC

200 Berkeley Street

Boston, MA 02116

Item 7.	If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

The address of each officer and director identified below is:

200 Berkeley Street

Boston, Massachusetts, 02116

Hassell H. McClellan	Trustee and Chairperson of the Board
William H. Cunningham	Trustee
Grace K. Fey	Trustee
Andrew G. Arnott	Trustee
Charles A. Rizzo	Chief Financial Officer
Salvatore Schiavone	Treasurer
Christopher (Kit) Sechler	Secretary and Chief Legal Officer
Trevor Swanberg	Chief Compliance Officer

Item 8.	If registrant is an unincorporated investment company not having a board of directors:

(a)	state the name and address of each sponsor of registrant;

NOT APPLICABLE.

(b)	state the name and address of each officer and director of each sponsor of registrant;

NOT APPLICABLE.

(c)	state the name and address of each trustee and each custodian of registrant.

NOT APPLICABLE.

Item 9.

(a)	State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

No.

(b)	If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

NOT APPLICABLE.

(c)	If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no).

Yes.

(d)	State whether registrant has any securities currently issued and outstanding (yes or no).

No.

(e)

If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

NOT APPLICABLE.

Item 10.	State the current value of registrant’s total assets.

$0

Item 11.	State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

No.

Item 12.	Attach as an exhibit a copy of the registrant’s last regular periodic report to its security holders, if any.

NOT APPLICABLE.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has duly caused this notification of registration to be duly signed on its behalf in the City of Boston and the Commonwealth of Massachusetts on the 7th of February 2024.

JOHN HANCOCK MULTI ASSET CREDIT FUND

/s/ Christopher L. Sechler, Esq.
Name: Christopher L. Sechler
Title: Secretary and Chief Legal Officer

Attest:	/s/ Betsy Anne Seel
Name: Betsy Anne Seel
Title: Assistant Secretary